SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)


                           HAIRMAX INTERNATIONAL, INC.

                           f/k/a NATIONAL BEAUTY CORP
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  405302 20 9
                                  -----------
                                 (CUSIP Number)


           NG CHI SHING, OFFICE B, 27/F, K. WAH CENTER, 191 JAVA ROAD
                             NORTH POINT, HONG KONG
                                 (852) 2390-8688
                                  --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2005
                                ----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.



        NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 1      Ng Chi Shing
---     --------------------------------------------------------------------------------

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
 2                                                         (b)
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS
        OO
---     --------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong SAR People's Republic of China
---     --------------------------------------------------------------------------------

        7     SOLE VOTING POWER             570,000,000
        --    --------------------------------------------------------------------------

        8     SHARED VOTING POWER           0
        --    --------------------------------------------------------------------------

        9     SOLE DISPOSITIVE POWER        570,000,000
        --    --------------------------------------------------------------------------

        10    SHARED DISPOSITIVE POWER      0
        --    --------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                570,000,000
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  Over 99%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON
                  IN
---     --------------------------------------------------------------------------------



Item  1.     Security  and  Issuer.
             ---------------------

     This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Hairmax International, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at Office B, 27/F, K. Wah Center, 191 Java Rd., North Point, Hong Kong. At present, there are
22,069,210 issued and outstanding shares of the Issuer's Common Stock and 2,750,000 issued and outstanding shares of the Issuer's Series A Convertible
Preferred Stock, which is convertible into two hundred (200) shares of fully paid and nonassessable shares of Common Stock, and votes with the Issuer's Common Stock on all matters on an as converted basis. The Reporting Person currently owns 20,000,000 shares of Common Stock and 2,750,000 shares of Series A Convertible Preferred Stock. This represents 570,000,000 shares of converted voting power.

Item  2.     Identity  and  Background.
             -------------------------

          a.   The  name  of  the  Reporting  Person  is  Ng  Chi  Shing.

          b. The residence address of Mr. Ng is Flat D, 20/F, Block 6, Phase 2, Belvedere Garden, Tsuen Wan, Hong Kong.

          c. The present principal occupation of Mr. Ng is Chairman of the Board, President and Chief Executive Officer of the Issuer. The principal business of the Issuer is as a "business development company" as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended. It has two portfolio companies, Hairmax of Florida, Inc., which operates three hair salons in South Florida and one in Las Vegas, Nevada, and Cleaning Express USA, Inc., which operates a residential cleaning company located in South Florida.

          d. During the past five years, Mr. Ng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. During the past five years, Mr. Ng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          f. Mr. Ng is a citizen of Hong Kong SAR of the People's Republic of China.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.
             --------------------------------------------------------

          The source and amount of other consideration used in making the purchases reported on this statement are Mr.Ng's personal savings, which were derived in part from earnings as President and sole shareholder of Arcotect Digital Technology Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the Peoples' Republic of China ("Arcotect"), which funds enabled Mr. Ng to make a $400,000 payment for the Issuer's 2,850,000 then outstanding shares of Series A Convertible Preferred Stock. The payment was made to Mr. Edward A. Roth, the former Chairman and President of the Issuer. Mr. Ng subsequently converted 100,000 shares of the Series A Convertible Preferred Stock into 20,000,000 shares of Common Stock.

Item  4.     Purpose  of  Transaction.
             ------------------------

     The purpose of the acquisition was to allow Mr. Ng to acquire control of the Issuer. Mr. Ng has no current plans or proposals, but may at some point in the future cause the Issuer to acquire Arcotect pursuant to a Plan of Exchange, dated December 28, 2004, in a transaction in which the Issuer would issue
20,000,000 new shares of Common Stock to the shareholders of Arcotect in exchange for all of their shares of capital stock of Arcotect, which exchange transaction would result in Arcotect becoming a subsidiary of the Issuer. In the event that such 20,000,000 share exchange transaction were consummated, the Issuer would withdraw its election as a "business development company" to be regulated by Sections 55 through Section 65 of the Investment Company Act of
1940, as amended, by filing a Form N-54C with the Commission. Other than as heretofore described, Mr. Ng has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item  5.     Interest  in  Securities  of  the  Issuer.
             -----------------------------------------

          a. At present, the Issuer has issued and outstanding 2,750,000 shares of Series A Preferred Stock and 22,069,210 shares of Common Stock, of which Mr. Ng is presently the record owner of 2,750,000 shares of Series A Preferred Stock and 20,000,000 shares of Common Stock. Mr. Ng is not part of a group within the meaning of Section 13(d)(3) of the Act.

          b. The following table indicates the number of shares as to which Mr. Ng has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                                Sole Voting Power
                              -------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
      Ng  Chi  Shing               570,000,000             over  99%

                              Shared Voting Power
                              -------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
      Ng  Chi  Shing                   0                       0%

                             Sole Dispositive Power
                            ------------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
      Ng  Chi  Shing               570,000,000             over  99%

                            Shared Dispositive Power
                           --------------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
      Ng  Chi  Shing                   0                       0%

             c.  Not  applicable.

             d.  None.

             e.  Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
             ------------------------------------------------------------------
             Respect  to  Securities  of  the  Issuer.
             -----------------------------------------

             None.

Item  7.     Material  to  be  Filed  as  Exhibits.
             -------------------------------------

             None.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  10,  2005

By:  /s/  Ng Chi Shing
     -----------------
     Ng  Chi  Shing
     President  of
     Hairmax  International,  Inc.